KKR INCOME OPPORTUNITIES FUND

555 California Street, 50th Floor

San Francisco, California 94104

January 11, 2023

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Ashley Vroman-Lee

Re:	KKR Income Opportunities Fund

Registration Statement on Form N-2

File Nos. 333-268584; 811-22543

Dear Ms. Vroman-Lee:

In accordance with Rule 461 under the Securities Act of 1933, as amended, KKR Income Opportunities Fund, a Delaware statutory trust (the “Company”), respectfully requests acceleration of the effective date of Pre-Effective Amendment No. 2 to the Company’s Registration Statement on Form N-2 (File Nos. 333-268584; 811-22543) (the “Registration Statement”) so that it may become effective at 12:00 p.m., Eastern time, on Friday, January 13, 2023, or as soon as practicable thereafter.

Please call William J. Bielefeld of Dechert LLP at (202) 261-3386 with any questions or comments regarding this letter, or if he may assist you in any way.

Sincerely,

KKR Income Opportunities Fund

By:	/s/ Lori Hoffman
	Name:	Lori Hoffman
	Title:	Secretary and Vice President